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                     Metalclad Corporation
                  2 Corporate Plaza, Suite 125
                    Newport Beach, CA 92660
                         (949) 719-1234
                       (949) 719-1240 fax



July 24, 2000



Attention:  Susann Reilly
            Mail Stop 3-5

United States Securities and Exchange Commission
Washington, D.C.  20549


Re: Form S-3/A (Registration Number 333-65443; Original Filing
    Date 2-July-1999)

Ladies and Gentlemen:

     This letter is being written to request withdrawal of the Registration Statement on Form S-3/A, Registration Number 333-65443 originally filed on 2-July-1999 (the "Registration Statement") by Metalclad Corporation (the "Company").

     The reason for withdrawal is that the passage of time has obviated the need for registration. None of the securities covered by the Registration Statement have been offered for sale or sold and the Company has abandoned the offering contemplated by the Registration Statement.

Very truly yours,

   /s/Grant S. Kesler

Grant S. Kesler, President
Metalclad Corporation